Via EDGAR
May 14, 2009
Mark P. Shuman
Matthew Crispino
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20249

Re:	Compellent Technologies, Inc. Form 10-K for the Year Ended December 31, 2008 Filed March 16, 2009 File No. 001-33685
Ladies and Gentlemen:
          On behalf of Compellent Technologies, Inc. (“Compellent” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 30, 2009, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 16, 2009 (the “Annual Report”). The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, we have incorporated into this response letter.
Item 1. Business
Distribution Channel and Marketing, page 10
1.	We note that two channel partners each accounted for at least 10% of your total revenues in fiscal year 2008. Please advise why you have not disclosed the names of these channel partners. See Item 101(c)(1)(vii) of Regulation S-K.
The Company respectfully advises the Staff that the two channel partners accounting for at least 10% of the Company’s total revenues in fiscal year 2008 were Insight Investments Corp. (“Insight Investments”) and AMEX, Inc. (“AMEX”). The Company further advises the Staff that in the Company’s future Annual Reports on Form 10-K it will include the names of any channel partners who account for at least 10% of the Company’s total revenues in such fiscal year, if any, in accordance with Item 101(c)(1)(vii) of Regulation S-K.
Backlog, page 13
2.	We note your disclosure in this section that you do not believe that your backlog levels are a meaningful indicator of your future revenues because most of your orders are cancelable. Notwithstanding your opinion regarding the utility of backlog information to investors, you may be required to disclose information concerning backlog levels. Please tell us the dollar amount of your backlog believed to be firm, if any, as of a date close to the time you filed your report and as of a comparable date in the preceding fiscal year.
Compellent Technologies | 7625 Smetana Lane | Eden Prairie, MN 55344
952 294 3300 tel | 952 294 3333 fax | www.compellent.com

The Company respectfully advises the Staff that as of March 16, 2009, the date of filing of the Annual Report, the Company had $557,000 of backlog and as of March 14, 2008, the Company had $453,000 of backlog. The Company considers backlog to be approved orders that have not yet been shipped.
Item 9A. Controls and Procedures
Disclosure Controls and Procedures, page 72
3.	We note your statement that a “control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” Accordingly, your effectives determination should state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level. Please confirm that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by this report. Please confirm that you will include similar disclosure in the future or, in the alternative, that you will remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.
The Company respectfully acknowledges the Staff’s comment and in response, the Company confirms to the Staff that its disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the Annual Report. The Company has disclosed the conclusions of its principal executive officer and principal financial officer that the Company’s disclosure controls and procedures were effective at the reasonable assurance level at March 31, 2009 in Item 4 of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed on May 8, 2009. Further, the Company confirms that it will include similar disclosure in its future filings or, in the alternative, will remove the reference to the level of assurance of its disclosure controls and procedures.
Item 15. Exhibits, Financial Statement Schedules
4.	You do not appear to have filed as exhibits your contracts with the two channel partners who each accounted for at least 10% of your revenues in 2008. Since your revenues would have been materially adversely impacted in the absence of sales to these two channel partners, it appears that you were substantially dependant upon these two partners during 2008. Therefore, your agreements with these partners should be filed as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Please advise.
The Company respectfully acknowledges the Staff’s comment but submits that it is not “substantially dependent” upon either of the agreements with the aforementioned channel partners such that the agreements should be filed as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. As disclosed on page 20 of the Annual Report, the Company markets and sells its product through an all-channel assisted sales model and derives substantially all of its revenue from its channel partners. The Company generally enters into agreements with its channel partners outlining the terms of the relationship, including channel partner sales commitments, installation and configuration training requirements, and the channel partners’ acknowledgement of the existence of the Company’s sales registration process for registering potential systems sales to end users. These contracts typically have a
Compellent Technologies | 7625 Smetana Lane | Eden Prairie, MN 55344
952 294 3300 tel | 952 294 3333 fax | www.compellent.com

term of one year and are terminable without cause upon written notice to the other party. The Company’s reseller agreements with its channel partners do not prohibit them from offering competitive products or services. Many of the Company’s channel partners also sell competitors’ products. As of March 31, 2009, the Company had approximately 300 channel partners. The Company has also built a strong internal sales team to assist its channel partners with, among other things, executive sales calls, service and support offerings, product matter expertise, configuration and pricing, joint sales calls, product demonstrations and design assistance.
While the Company’s success is dependent upon its relationship with its channel partners, the ultimate source of demand for the Company’s products is the end user. The Company’s product design, its features and capabilities, as well as the Company’s services are focused on the end users enterprise-class networking and storage needs. The Company’s channel partners provide the avenue by which the sales process is facilitated but do not drive the demand for the Company’s product. Thus, the Company does not believe that the termination of the contracts with either of these channel partners would necessarily result in the loss of all of the revenue associated with such channel partners. Specifically, the Company believes existing channel partners in conjunction with the support from the Company’s strong internal sales team could facilitate the sales process with the Company’s end users, effectively recouping some or all of the revenue associated with such channel partners. On page 20 of the Annual Report, the Company states that "[T]he loss of one or more key channel partners or a reduction in sales through any major channel partner would reduce our revenue...If we fail to maintain existing channel partners or develop relationships with new channel partners, our revenue opportunities will be reduced.” The risk factor does not state that the Company is substantially dependent upon any one specific channel partner, as it believes such a disclosure would not be accurate. Moreover, the Company does not believe that the loss or termination of the agreement with either AMEX or Insight Investments would fundamentally undermine or alter its business as would be the case if the Company was “substantially dependent” upon either agreement.
During fiscal 2008, AMEX and Insight Investments accounted for approximately 12% and 10% of the Company’s total revenue, respectively. The Company acknowledges that the absence of the revenue associated with the aforementioned channel partners (although, the Company reemphasizes that it does not believe the loss of either such channel partner would result in a complete loss of such revenue) would have had an adverse effect on the Company’s financial results; however, there does not appear to be a bright line quantitative test under Item 601(b)(10)(ii)(B) of Regulation S-K to determine whether a Company is “substantially dependent” on a particular contract or agreement. The Company respectfully submits that the standard under Item 601(b)(10)(ii)(B) of Regulation S-K is a matter of judgment depending upon facts and circumstances, and must be evaluated in terms of the impact on the Company’s business. The Company submits that in light of its sales model, the number of its channel partners, its historical revenue growth and financial condition a threshold significantly above 10% of total revenue from one channel partner is required to render the Company “substantially dependent” upon any one channel partner.
Based on the foregoing, the Company respectfully submits that it is not “substantially dependent” on its agreements with either Insight Investment or AMEX for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K and, therefore, does not believe that it is required to file such agreements.
*      *      *
Compellent Technologies | 7625 Smetana Lane | Eden Prairie, MN 55344
952 294 3300 tel | 952 294 3333 fax | www.compellent.com

In addition, the Company further acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please contact me at (952) 294-3300 with any questions or further comments regarding the Company’s responses to the Staff’s comments.
Compellent Technologies, Inc.
/s/ John R. Judd
John R. Judd
Chief Financial Officer

cc:	Philip E. Soran — Compellent Technologies, Inc. Nicole C. Brookshire, Esq. — Cooley Godward Kronish LLP
Compellent Technologies | 7625 Smetana Lane | Eden Prairie, MN 55344
952 294 3300 tel | 952 294 3333 fax | www.compellent.com

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